Filed by TELUS Corporation
                                                    Pursuant to Rule 425
                                                    under the Securities Act

                                                    Subject Company:
                                                    Clearnet Communications Inc.


TELUS logo                                      Clearnet Logo

January 10, 2001

                 TELUS acquires Clearnet Debentures as scheduled

Burnaby, British Columbia, and Scarborough, Ontario - TELUS Corporation (TSE: T, T.A; NYSE: TU) and Clearnet Communications Inc. (TSE: NET.A; NET.db; NASDAQ:
CLNT) today jointly announce that all of the conditions of the TELUS Offer to Purchase all of the 6.75% Convertible Debentures of Clearnet have been satisfied and TELUS will take-up and pay for the Clearnet Debentures that have been deposited in accordance with the terms of the Offer.

The TELUS Offer resulted in the tender of C$147,680,000 aggregate principal amount of the Clearnet Debentures, representing 98.7% of the outstanding Clearnet Debentures. TELUS will be issuing a TELUS 6.75% Debenture in $1,000 principal amount for each $1,000 principal amount of Clearnet Debentures taken up and paid for.

TELUS intends to commence compulsory acquisition procedures under the Canada Business Corporations Act to acquire the balance of the Clearnet Debentures not acquired under the Offer.

TELUS Corporation is one of Canada's leading telecommunications companies providing a full range of communications products and services that connect Canadians to the world. The company generated $5.9 billion in revenues in 1999 and is the leading service provider in Western Canada. TELUS also provides voice, data, Internet, advertising and wireless services to Central and Eastern Canada. With the purchase of QuebecTel and national digital wireless company Clearnet Communications Inc., TELUS is rapidly strengthening its position as a leading national service provider. For more information about TELUS, visit www.telus.com.

                                     - 30 -

For more information, please contact:


TELUS                                        CLEARNET
John Wheeler                                 Robert Mitchell
(780) 493-7310                               (416) 279-3219
ir@telus.com                                 investorrelations@clearnet.com

Forward Looking Statements
Some statements in this document look forward in time and deal with other than historical or current facts for TELUS. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to the risks associated with: TELUS completing all actions required to make the compulsory acquisition; general business conditions in Canada and the TELUS' service territories in Canada; competition on wireless services (cellular), local and long distance services, data and internet services and within the Canadian telecommunications industry generally; adverse regulatory action; technological change; taxation; availability of sufficient funding; and generation of operating cash flow sufficient to provide financial viability. For additional information with respect to certain of these and other factors, see the reports filed by TELUS and Clearnet with Canadian provincial securities commissions and the United States Securities and Exchange Commission.

TELUS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.